Confidential Treatment
Requested by JPMorgan Chase & Co.

April 12, 2010
Mr. John P. Nolan, Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JPMorgan Chase & Co.
Form 10-K For Year Ended December 31, 2009
File No. 001-05805
Dear Mr. Nolan:
     We are in receipt of the letter, dated March 29, 2010, to Michael J. Cavanagh, Chief Financial Officer of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filing.
     Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Pursuant to the provisions of 17 C.F.R. §200.83, we have separately submitted a copy of this letter containing the redacted portions of this letter with the Staff and have requested confidential treatment for the redacted portions of this letter.
     To assist in your review of our responses to the comments set forth in the Staff’s letter, we have set forth below in full the comments contained in the letter, together with our responses.
Form 10-K For Year Ended December 31, 2009
We are currently reviewing your Form 10-K for fiscal year ended December 31, 2009. In our effort to better understand the decisions you made in determining the accounting for certain of your repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, we ask that you provide us with information relating to those decisions and your disclosure.
With regard to your repurchase agreements, please tell us whether you account for any of those agreements as sales for accounting purposes in your financial statements. If you do, we ask that you:
•	Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

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•	Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

•	Describe all of the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

•	Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

•	Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

•	Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

•	Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries. If you have any such concentrations, please discuss the reason for them.

•	Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.
During the years ended December 31, 2009, 2008 and 2007, all of the Firm’s repurchase agreements were accounted for as secured borrowings on the Firm’s Consolidated balance sheets.
The accounting for repurchase agreements is set forth in ASC 860. That guidance indicates that if (i) the transferor has legally isolated the asset (that is, put the asset presumptively beyond the reach of the transferor and its creditors), (ii) the transferee has the right to pledge or exchange the transferred asset and (iii) the transferor does not maintain effective control over the transferred asset, then the transaction is required to be accounted for as a sale and a forward purchase. If these conditions have not been met, then the transaction is accounted for as a secured borrowing.
A key consideration in evaluating effective control (item (iii) above) is the transferor’s ability to repurchase the asset on substantially the agreed terms, even in the event of default by the transferee. In particular, ASC 860 requires that, for the transferor to be deemed to maintain

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effective control over the transferred asset, the transferor must at all times during the contract term have obtained cash or other collateral sufficient to fund substantially all of the cost of purchasing replacement assets from others. The Firm has interpreted “substantially all” to mean 90% or more of the transferred asset’s fair value. Thus, the Firm considers receipt of cash collateral having at least 90% of the transferred asset’s fair value as being necessary to demonstrate that the transferor has maintained effective control.
The Firm’s business practice is to require margining agreements using thresholds and collateral levels consistent with the conventions in the various markets in which it operates, considering the creditworthiness of the counterparty and the nature and liquidity of the transferred asset subject to repurchase. For liquid securities (such as treasuries and agency securities) which represent virtually all of the assets transferred in the Firm’s repurchase agreements, market conventions for collateral levels are significantly more than the Firm’s 90% threshold requirement and, accordingly, all such transactions are accounted for as secured borrowings.
For the insignificant amount of the Firm’s repurchase agreements in which the Firm transferred securities that are less liquid or that have higher price volatility, market convention is to apply larger collateral haircuts (i.e., the amount of cash collateral received may be significantly less than the value of the security transferred). However, the Firm also accounts for such repurchase agreements as secured borrowings because they generally do not meet the other conditions for sale accounting required by ASC 860-10-40.
The Firm confirms that it has not changed its accounting policy for recording secured financing transactions during the last three years.1
For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.
Refer to Appendix A for the data requested.
The Firm’s repurchase and resale agreements fluctuate over time due to customers’ financing needs; the Firm’s matched book activity; ongoing management of the mix, at any given point in time, of the Firm’s liabilities, including its secured and unsecured financing and deposits (for both the investment and trading portfolios); and other market and portfolio factors.
Repurchase agreements
Repurchase balances increased from the second half of 2007 to the end of 2008 primarily as a result of increases in customer activity, including the effect of the liabilities assumed in connection with the Bear Stearns merger, with a peak level of customer activity occurring in the third quarter of 2008. The increase in repurchase balances during 2009 was primarily

[1]	The Firm notes that FASB Staff Position FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” was adopted effective January 1, 2009.

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attributable to favorable pricing and the financing of the increase in the Firm’s investment portfolio.
Resale agreements
From the first quarter of 2007 through the fourth quarter of 2009, fluctuations in the Firm’s resale balances were primarily the result of customer demand for liquidity. The Firm’s balances peaked in the third quarter of 2008, concurrent with the collapse of Lehman Brothers, as customers had fewer institutions from which they could obtain secured financing due to broad dealer de-leveraging. In addition, balances increased in March 2008 as a result of the announced Bear Stearns merger. Balances began to decrease in the fourth quarter of 2008 as customer activity returned to more normalized levels.
Securities borrowed
The Firm’s securities borrowed balances increased in the second quarter of 2008 as a result of the Bear Stearns merger.
Disclosure
The Firm discloses material changes in the amounts of its repurchase agreements, resale agreements and securities borrowed in its Exchange Act filings with the Commission. These disclosures are typically addressed in the Balance Sheet Analysis section of Management’s Discussion and Analysis. See, for example, pages 76-77, 77, and 61 of the Firm’s Forms 10-K for the years ended
December 31, 2009, 2008, and 2007, respectively.
In addition, please tell us:
•	Whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10. If you do, quantify the amount of these transactions at each quarterly balance sheet date for each of the past three years. Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales.
During the years ended December 31, 2009, 2008 and 2007, all of the Firm’s securities lending transactions were accounted for as secured borrowings on the Firm’s Consolidated Balance Sheets.
•	Whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860. If you do, describe the key terms and nature of these transactions and quantify the amount of the transactions at each quarterly balance sheet date for the past three years.
The Firm has identified no other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions, that were accounted for as sales pursuant to the guidance in ASC 860 during the years ended December 31, 2009, 2008, and 2007.

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For the purpose of this response, we have not included transactions in which the Firm has transferred financial assets and may have, consistent with market practice, an obligation to repurchase such assets under certain specified and limited circumstances, such as may be required under indemnification obligations for breaches of representations and warranties.
•	Whether you have offset financial assets and financial liabilities in the balance sheet where a right of setoff – the general principle for offsetting – does not exist. If you have offset financial assets and financial liabilities in the balance sheet where a right of setoff does not exist, please identify those circumstances, explain the basis for your presentation policy, and quantify the gross amount of the financial assets and financial liabilities that are offset in the balance sheet. For example, please tell us whether you have offset securities owned (long positions) with securities sold, but not yet purchased (short positions), along with any basis for your presentation policy and the related gross amounts that are offset.
The Firm offsets securities owned (long positions) with securities sold, but not yet purchased (short positions) when the long and short positions have identical CUSIPs (Committee on Uniform Security Identification Procedures). CUSIPs define a single, fungible position and where a long position exists, a transaction to sell an identical CUSIP represents a sale of the long position, not a separately recognized “short” position (which, by definition, is the sale of an asset not owned by the Firm). The Firm believes that the offsetting of these positions best reflects the Firm’s inventory position and is consistent with long-standing industry practice. The gross amount of positions offset at December 31, 2009 was [Redacted].
In addition, for each security purchase or sale that has not reached its contractual settlement date, there is a related receivable or payable recorded between trade date and settlement date. Consistent with the guidance in ASC 940-320-45-3 it is the Firm’s policy to present the net trade date receivable or payable in the Firm’s Consolidated balance sheet, without regard to whether a legal right of setoff exists. The gross amount of balances offset at December 31, 2009 was [Redacted].
Finally, if you accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales and did not provide disclosure of those transactions in your Management’s Discussion and Analysis, please advise us of the basis for your conclusion that disclosure was not necessary and describe the process you undertook to reach that conclusion. We refer you to paragraphs (a)(1) and (a)(4) of Item 303 of Regulations S-K.
As noted above, during the periods ending December 31, 2009, 2008 and 2007, the Firm did not have repurchase agreements, securities lending transactions, or other similar transactions involving the transfer of financial assets with an obligation to repurchase that were accounted for as sales pursuant to the guidance in ASC 860.
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Confidential Treatment
Requested by JPMorgan Chase & Co.

     If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-3632, Shannon S. Warren at 212-270-1530 or Neila B. Radin at 212-270-0938.

Very truly yours, /s/ Louis Rauchenberger Louis Rauchenberger Corporate Controller

APPENDIX A
[Redacted]